AuRico Gold Reports Fourth Quarter and Annual Financial Results and
Reports Sixth Consecutive Quarter of Record Gold Production

Toronto: March 3, 2014: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or the “Company”) reports financial results for the three and twelve months ended December 31, 2013. The Company will host a conference call on Tuesday, March 4, 2014 beginning at 8:30 a.m. Eastern Time (details below). (All amounts are in U.S. dollars, unless otherwise indicated)

Financial Highlights

For the fourth quarter, the Company reported the following results:

  Revenues of $50.8 million
  Operating cash flow before changes in working capital(1) of $17.5 million, or $0.07 per share
  Adjusted net loss(1) of $5.5 million, or $0.02 per share
  Net loss of $106.4 million, or $0.43 per share, including non-cash impairment charges and net realizable value adjustments of $71.7 million, or ($0.29) per share, net of taxes
  Production of 49,526 gold ounces(2)
  Cash costs of $771 per gold ounce(3)
  All-in sustaining costs of $1,232 per gold ounce(3)

For the full year, the Company reported the following results:

  Revenues of $227.6 million
  Operating cash flow before changes in working capital(1) of $78.1 million, or $0.31 per share
  Adjusted net earnings(1) of $13.1 million, or $0.05 per share
  Net loss of $176.8 million, or $0.71 per share, including non-cash impairment charges and net realizable value adjustments of $171.4 million, or ($0.68) per share, net of taxes
  Production of 192,602 gold ounces(2)
  Cash costs of $676 per gold ounce(3)
  All-in sustaining costs of $1,181 per gold ounce(3)

(1)	See the table at the end of this press release for a reconciliation of adjusted net earnings and adjusted operating cash flow and refer to the discussion of Non-GAAP measures below.
(2)	Includes 3,509 pre-production gold ounces produced at Young-Davidson during the three months ended December 31, 2013.
(3)

Total cash costs per gold ounce and all-in sustaining costs per gold ounce have been presented prior to inventory net realizable value adjustments. See the discussion of Non-GAAP measures provided below.

2013 Operational Results
	First Quarter March 31/13	Second Quarter June 30/13	Third Quarter Sept. 30/13	Fourth Quarter Dec. 31/13	Year-End Dec. 31/13
Gold Ounces Produced[3]	46,170	48,003	48,903	49,526	192,602
Total Cash Costs per oz.[1,2]	$635	$655	$628	$771	$676
All-in Sustaining Costs per oz.[2]	$1,090	$1,189	$1,210	$1,232	$1,181
1.

Prior to commissioning the underground mine at Young-Davidson, cash costs were calculated on ounces produced from the open pit only. All underground costs were capitalized, and any revenue related to underground ounces sold was credited against capital. Subsequent to the declaration of commercial production in the underground mine, cash costs are calculated on ounces produced from both the open pit and underground mines, and revenue related to the sale of underground ounces is recognized in the Company's Statement of Operations as revenue.

2.	Cash costs, prior to inventory net realizable value adjustments. See the Non-GAAP Measures section on page 23 of the Management’s Discussion and Analysis for the year ended December 31, 2013.
3.	Includes pre-production gold ounces from the Young-Davidson underground mine prior to the declaration of commercial production on October 31, 2013.

Recent Highlights

  Commercial production of the underground mine was declared on October 31, 2013, following the commissioning of the shaft hoisting system, which will facilitate significant increases in underground productivities and ongoing unit operating cost improvements.

  During the fourth quarter, the Company averaged 2,590 tpd from the Young-Davidson underground mine (approx. 3,000 tpd in November and December), exceeding the year-end targeted level of 2,000 tpd. Underground productivity for the first quarter of 2014 is expected to remain in-line with overall fourth quarter levels (approx. 2,500 tpd) and increase steadily throughout the remainder of the year to reach a productivity target of 4,000 tpd by the end of the year.

  During the first two months of commercial production, underground unit mining costs were approximately $39 per tonne and are expected to average approximately $45 per tonne in Q1 2014, which reflects the inclusion of paste fill operations following the recent commissioning of paste backfill plant. Unit costs are expected to decrease steadily throughout the year, corresponding with planned quarter-over-quarter increases in underground productivity.

  The Company recently received the necessary permits to increase the daily processing limit of the Young-Davidson mill facility to 10,000 tonnes per day from the previous 8,000 tonnes per day. While the mill facility is expected to average between 7,000 and 7,500 tonnes per day in 2014, this future increase in throughput capacity will provide considerable flexibility as the mine continues ramping up to its target of 8,000 tonnes per day at the end of 2016. This productivity upgrade provides organic growth optionality that could permit early treatment of the longer term stockpile inventory, which could potentially enhance our future cash flow profile.

“The Company has reported solid results for 2013 that are in-line with market expectations and with the fourth quarter representing the sixth consecutive quarter of company-wide production growth. As we start 2014, both assets are performing at, or above, expected levels and this gives us confidence that the first quarter will represent the seventh consecutive quarter of company-wide production growth, a trend that we expect to continue throughout the year”, stated Scott Perry, President and Chief Executive Officer. He continued, “At our cornerstone Young-Davidson mine we are well positioned for long-term success. We have declared underground commercial production, and completed construction activities such that all required infrastructure is currently in place. Our focus in 2014 will be to continue ramping-up underground productivity and advancing underground development at Young-Davidson to secure reliable, sustainable and profitable production growth going forward.”

Managing Long-Term Liquidity

The Company is fortunate to be well positioned with a quality asset base, a growing production profile and a strong liquidity position that provides the Company with access to a number of shareholder friendly, non-dilutive debt financing options. The Company intends to issue longer dated term debt to enhance our balance sheet, repay existing debt, bolster our already strong liquidity position, and to secure additional flexibility to pursue future organic growth opportunities at our cornerstone Young-Davidson operation.

Operational Highlights - Continuing Operations

	Young-Davidson		El Chanate		Total
(in thousands, except ounces, average realized prices and total cash costs)	Quarter Ended December 31, 2013	Quarter Ended December 31, 2012	Quarter Ended December 31, 2013	Quarter Ended December 31, 2012	Quarter Ended December 31, 2013	Quarter Ended December 31, 2012
Gold ounces produced	29,597	19,236	16,420	14,782	46,017	34,018
Pre-production gold ounces produced(3)	3,509	7,127	-	-	3,509	7,127
Total gold ounces produced	33,106	26,363	16,420	14,782	49,526	41,145
Total cash costs per gold ounce(1)(2)(3)	$850	$744	$615	$520	$771	$650
Revenue from mining operations	$31,420	$38,425	$19,362	$24,694	$50,782	$63,119
Average realized gold price per ounce	$1,261	$1,722	$1,251	$1,717	$1,257	$1,720

	Young-Davidson		El Chanate		Total
(in thousands, except ounces, average realized prices and total cash costs)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2012
Gold ounces produced	89,236	29,139	71,864	71,145	161,100	100,284
Pre-production gold ounces produced(3)	31,502	26,999	-	-	31,502	26,999
Total gold ounces produced	120,738	56,138	71,864	71,145	192,602	127,283
Total cash costs per gold ounce(1)(2)(3)	$744	$708	$592	$462	$676	$536
Revenue from mining operations	$124,439	$45,492	$103,192	$118,130	$227,631	$163,622
Average realized gold price per ounce	$1,395	$1,728	$1,395	$1,676	$1,395	$1,690

(1)

See the tables at the end of this press release for a reconciliation of adjusted net earnings and adjusted operating cash flow and refer to the discussion of Non-GAAP measures below. Total cash costs per gold ounce have been presented prior to inventory net realizable value adjustments. The Company has restated adjusted net earnings for 2012.

(2)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 30 in the Company’s Management’s Discussion & Analysis or note 3(a) to the Company's consolidated financial statements for the year ended December 31, 2013.

(3)

The Young-Davidson open pit mine declared commercial production on September 1, 2012, and is therefore excluded from cash costs prior to this date. The Young-Davidson underground mine declared commercial production on October 31, 2013, and is therefore excluded from cash costs prior to this date. Pre-production ounces produced are excluded from consolidated ounces produced as these ounces are credited against capitalized project costs when sold.

Financial Highlights - Continuing Operations

(in thousands, except per share amounts)	Quarter Ended December 31, 2013	Quarter Ended December 31, 2012(2)
Adjusted net (loss) / earnings(1)	($5,484)	$13,505
Adjusted net (loss) / earnings per share, basic(1)	($0.02)	$0.05
Net loss	($106,412)	($135,142)
Net loss per share, basic	($0.43)	($0.48)
Adjusted operating cash flow(1)	$17,508	$30,426

(in thousands, except per share amounts)	Year Ended December 31, 2013	Year Ended December 31, 2012(2)
Adjusted net earnings(1)	$13,052	$16,903
Adjusted net earnings per share, basic(1)	$0.05	$0.06
Net loss	($176,770)	($99,779)
Net loss per share, basic	($0.71)	($0.35)
Adjusted operating cash flow(1)	$78,079	$37,142

(1)

See the tables at the end of this press release for a reconciliation of adjusted net earnings and adjusted operating cash flow and refer to the discussion of Non-GAAP measures below. Total cash costs per gold ounce have been presented prior to inventory net realizable value adjustments. The Company has restated adjusted net earnings for 2012.

(2)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 30 in the Company’s Management’s Discussion & Analysis or note 3(a) to the Company's consolidated financial statements for the year ended December 31, 2013.

(3)

The Young-Davidson open pit mine declared commercial production on September 1, 2012, and is therefore excluded from cash costs prior to this date. The Young-Davidson underground mine declared commercial production on October 31, 2013, and is therefore excluded from cash costs prior to this date. Pre-production ounces produced are excluded from consolidated ounces produced as these ounces are credited against capitalized project costs when sold.

Adjusted Net Earnings Reconciliation

	Quarter Ended	Quarter Ended
(in thousands, except per share metrics)	December 31, 2013	December 31, 2012
Net loss from continuing operations	($106,412)	($135,142)
Adjustments:
Deferred income tax expense related to foreign exchange	$19,781	$629
Foreign exchange gain	(3,732)	(2,298)
Net realizable value adjustments on inventory	37,196	-
Impairment charges	59,886	127,000
(Gain) / loss on option component of convertible notes	(772)	6,186
Unrealized loss on investments	-	17,778
Unrealized loss on derivatives	-	210
Unrealized loss on contingent consideration	483	3,569
Equity in loss / (earnings) of jointly-controlled entity	2,533	(83)
Gain on disposition of 50% interest in Orion	-	(6,620)
Impact of new Mexican mining tax	4,917	-
Other (including tax effect of adjustments)	(19,364)	2,276
Adjusted net (loss) / earnings from continuing operations	($5,484)	$13,505
Adjusted net (loss) / earnings from continuing operations, per share	($0.02)	$0.05
Net earnings from discontinued operations	$-	$108,977
Adjustments:
Unrealized foreign exchange gain	$-	($391)
Net realizable value adjustments on inventory	-	7,778
Disposition-related costs	-	6,796
Loss on disposition of El Cubo and Guadalupe y Calvo	-	2,277
Gain on disposition of Ocampo	-	(150,793)
Ocampo outside tax basis adjustment	-	(39,168)
Tax impact	-	80,101
Adjusted net earnings from discontinued operations	$-	$15,577
Adjusted net earnings from discontinued operations, per share	$-	$0.06
Adjusted net (loss) / earnings	($5,484)	$29,082
Adjusted net (loss) / earnings, per share	($0.02)	$0.10

	Year Ended	Year Ended
(in thousands, except per share metrics)	December 31, 2013	December 31, 2012
Net loss from continuing operations	($176,770)	($99,779)
Adjustments:
Deferred income tax expense / (recovery) related to foreign exchange	$24,999	($15,785)
Foreign exchange (gain) / loss	(10,927)	10,663
Net realizable value adjustments on inventory	42,069	-
Impairment charges	158,574	127,000
Gain on option component of convertible notes	(15,622)	(4,046)
Unrealized loss on investments	-	146
Unrealized gain on derivatives	(2,183)	(1,713)
Unrealized loss / (gain) on contingent consideration	7,395	(1,568)
Equity in loss / (earnings) of jointly-controlled entity	2,533	(83)
Gain on disposition of 50% interest in Orion	-	(6,620)
Impact of new Mexican mining tax	4,917	-
Other (including tax effect of adjustments)	(21,933)	8,688
Adjusted net earnings from continuing operations	$13,052	$16,903
Adjusted net earnings from continuing operations, per share	$0.05	$0.06
Net earnings from discontinued operations	$-	$131,052
Adjustments:
Unrealized foreign exchange loss	$-	$9,080
Loss on disposition of Australian operations	-	1,736
Net realizable value adjustments on inventory	-	16,070
Impairment of Australian Operations	-	22,857
Disposition-related costs	-	12,123
Gain on disposition of El Cubo and Guadalupe y Calvo	-	(21,785)
Gain on disposition of Ocampo		(150,793)
Tax impact	-	83,005
Adjusted net earnings from discontinued operations	$-	$103,345
Adjusted net earnings from discontinued operations, per share	$-	$0.37
Adjusted net earnings	$13,052	$120,248
Adjusted net earnings, per share	$0.05	$0.43

Adjusted Operating Cash Flow Reconciliation

	Quarter Ended	Quarter Ended
(in thousands, except per share metrics)	December 31, 2013	December 31, 2012
Operating cash flow from continuing operations	$11,954	($7,813)
Add back: Non-cash change in operating working capital	5,554	38,239
Adjusted operating cash flow from continuing operations	$17,508	$30,426
Adjusted operating cash flow from continuing operations, per share	$0.07	$0.11

	Year Ended	Year Ended
(in thousands, except per share metrics)	December 31, 2013	December 31, 2012
Operating cash flow from continuing operations	$63,266	($7,231)
Add back: Non-cash change in operating working capital	14,813	$44,373
Adjusted operating cash flow from continuing operations	$78,079	$37,142
Adjusted operating cash flow from continuing operations, per share	$0.31	$0.13

Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

	Year Ended	Year Ended
(in thousands)	December 31, 2013	December 31, 2012
Net loss from continuing operations	($176,770)	($99,779)
Add back:
Finance costs	2,928	2,237
Amortization and depletion	65,529	18,723
Deferred income tax expense / (recovery)	14,456	(7,849)
Current income tax (recovery) / expense	(140)	6,625
EBITDA	($93,997)	($80,043)

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)

	Year Ended	Year Ended
(in thousands)	December 31, 2013	December 31, 2012
EBITDA	($93,997)	($80,043)
Add back:
Exploration	41	1,307
Non-cash items identified in supplemental cash flow note, excluding
amortization and depletion, and deferred income tax expense / recovery	181,770	143,967
Adjusted EBITDA	$87,814	$65,231

Non-GAAP Measures

The Company uses the measures adjusted net earnings, cash costs per ounce, all-in sustaining costs per ounce, adjusted operating cash flow, EBITDA and Adjusted EBITDA in this press release, which do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS” or “GAAP”). They are, therefore, considered to be non-GAAP measures and may not be comparable to similar measures presented by other companies. The non-GAAP measures cash costs per ounce and all-in sustaining costs per ounce are reconciled to the Company’s financial statements beginning on page 23 of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2013.

Adjusted net earnings is comprised of net earnings from both continuing and discontinued operations, adjusted for specific items. While the adjustments to net earnings in this measure include items that are recurring, adjusted net earnings is a useful measure as the unrealized gains / losses on foreign exchange, fair value adjustments on contingent consideration and derivatives, impairment charges, net realizable value adjustments, and other non-recurring items do not reflect the underlying operating performance of the Company’s core mining business in the periods presented and are not necessarily indicative of future operating results.

Adjusted operating cash flow excludes the change in non-cash operating working capital, which includes changes in receivables, inventories, prepaid assets, and payables. Management uses adjusted operating cash flow as a measure internally to evaluate the underlying operating cash flow performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating cash flow.

EBITDA represents net loss from continuing operations before interest, taxes, amortization, and depreciation. Adjusted EBITDA represents EBITDA, adjusted for exploration expense and other non-cash items included in earnings. While the adjustments to net earnings in these measures include items that are recurring, EBITDA and adjusted EBITDA a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Financial Statements and Management’s Discussion and Analysis

The financial statements and related Management’s Discussion and Analysis can be found on the Company’s website at www.auricogold.com or under the Company’s profile on www.sedar.com and with the Securities and Exchange Commission at www.sec.gov/edgar.shtml (“Edgar”).

2014 Dividend Schedule

In 2014, the quarterly dividend will be linked to operating cash flow (“OCF”), whereby the Company intends to pay out 20% of the OCF generated in the preceding quarter, divided by the Company’s outstanding common shares at the time the dividend is approved. Dividend payments corresponding to the 2014 quarterly financial results are expected to be paid, subject to the approval of the Board of Directors, within three to four weeks following the release of the Company’s financial statements. The first quarter 2014 dividend is therefore expected to be paid in late May 2014. Information on the Company’s dividend reinvestment plan (DRIP) is available through the following link: www.auricogold.com/DRIP.

Upcoming News Flow

The Company expects to issue the following updates during the first half of 2014:

  Q1 2014 Production Preview (April 21)
  Q1 2014 Financial Results (May 8)
  Annual General Meeting (May 9)
  Company-Wide Exploration Update (late-May)
Fourth Quarter Conference Call and Webcast

A webcast and conference call will be held on Tuesday, March 4, 2014 starting at 8:30 a.m. Eastern Time. Senior management will be on the call to discuss the results.

Conference Call Access

  International & Toronto: 1-647-427-7450
  Canada & U.S. Toll Free: 1-888-231-8191

When the operator answers, please ask to be placed into the AuRico Gold 2013 Fourth Quarter and Year-End Results Conference Call.

Conference Call Live Webcast

The conference call will be broadcast live on the internet via webcast. To access the webcast, please follow this link: http://www.newswire.ca/en/webcast/detail/1301913/1436577

Archive Call Access

If you are unable to attend the conference call, a replay will be available until midnight, March 11, 2014 by dialing the appropriate number below:

•	International & Toronto:	1-416-849-0833	Passcode:	#90211565
•	Canada & U.S. Toll Free:	1-855-859-2056	Passcode:	#90211565

Archive Webcast

The webcast will be archived for 90 days. To access the archived webcast, visit the Company’s website at www.auricogold.com or follow this link: http://www.newswire.ca/en/webcast/detail/1301913/1436577

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico. AuRico’s project pipeline also includes development opportunities in Canada and Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Rob Chausse	Anne Day
Chief Financial Officer	Vice President, Investor Relations and Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

Certain information included in this presentation constitutes forward-looking statements, including any information as to our projects, plans and future financial and operating performance. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by the Company. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this presentation are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources

This presentation uses the terms "measured," "indicated" and "inferred” resources. We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

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